UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

SUPPLEMENT TO INFORMATION STATEMENT

INCORPORATION BY REFERENCE

The information included in this Current Report on Form 6-K (“Form 6-K”) is expressly incorporated by reference into the Information Statement, dated May 9, 2019, filed by Netshoes (Cayman) Limited (“Netshoes”) with the U.S. Securities and Exchange Commission (SEC Accession No. 001292814-19-001841) (the “Information Statement”).

The press release below was issued by Netshoes on May 26, 2019 in connection with the execution on the same date of an amendment to the Agreement and Plan of Merger, dated April 29, 2019, by and among Netshoes, Magazine Luiza S.A. and its subsidiary (as amended from time to time, the “Merger Agreement”) to increase the Per Share Merger Consideration (as such term is defined in the Merger Agreement) from US$2.00 to US$3.00 (the “Amendment”).  The Amendment is included as Exhibit 99.1 to this Form 6-K.

In view of the Amendment, despite references to “US$2.00” as the Per Share Merger Consideration in the Information Statement and related materials, such as the (i) notice of extraordinary general meetings of shareholders and (ii) proxy cards, in each case, the parties to the Merger Agreement have agreed that shareholders of Netshoes will receive “US$3.00” as the Per Share Merger Consideration if the Merger (as defined in the Merger Agreement) is approved.

You may direct any questions about the Merger Agreement and the Amendment or request additional copies of this document, by requesting them in writing or by telephone from Netshoes at:

Netshoes (Cayman) Limited
c/o Mr. Otávio Lyra
Rua Vergueiro 961, Liberdade
Zip Code 01504-001
City of São Paulo, State of São Paulo
Brazil
Tel: +55 11 3028-3528
Email: ir@netshoes.com or otavio.lyra@netshoes.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: (800) 509-1078

***************

Netshoes Announces Amendment to the Merger Agreement with Magazine Luiza

Netshoes (Cayman) Limited (NYSE: NETS) announces that it has entered into an amendment to the Agreement and Plan of Merger, dated April 29, 2019, by and among Netshoes, Magazine Luiza S.A. (“Magalu”) and its subsidiary (as amended from time to time, the “Merger Agreement”) to increase the Per Share Merger Consideration (as such term is defined in the Merger Agreement) from US$2.00 to US$3.00 (the “Amendment”).

As of the date hereof, the Board of Directors of Netshoes (the “Netshoes Board”) unanimously approved (with the abstention of Mr. Marcio Kumruian on advice of counsel) the Amendment to the Merger Agreement and unanimously reaffirms its recommendation (with the abstention of Mr. Marcio Kumruian on advice of counsel) that Netshoes’s shareholders vote in favor of the transactions contemplated by the Merger Agreement. In reaching this determination, the Netshoes Board took into account:

  the increase in the Per Share Merger Consideration;

  the certainty of the execution of the merger with Magalu in view of the scheduled shareholders’ meeting to approve the Merger Agreement and related transactions on May 30, 2019;

  the approval of the Magalu acquisition granted by the Brazilian antitrust authority on May 22, 2019;

  Magalu’s commitment to close the transaction on or before June 12, 2019;

  any potential transaction between Netshoes and Grupo SBF S.A., if agreed, would involve calling a new shareholders meeting and review by Brazilian antitrust authorities. Such antitrust review could potentially follow a long-form procedure, which would lead to greater delay and uncertainty; and

  it is in Netshoes shareholders’ best interest to secure a transaction within a predictable timeframe given the previously disclosed pressures on Netshoes operating cash flow and financial condition.

Goldman Sachs & Co. LLC is acting as financial advisor to Netshoes. Simpson Thacher & Bartlett LLP, Demarest Advogados and Campbells are acting as legal advisors to Netshoes.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: May 27, 2019